NO ACT

PE

12-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09001043

Received SEC

JAN 15 2009

Washington, DC 20549

January 15, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-15-09

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Re: Allegheny Energy, Inc.
Incoming letter dated December 29, 2008

Dear Mr. Dunlap:

This is in response to your letter dated December 29, 2008 concerning the shareholder proposal submitted to Allegheny Energy by John Chevedden. We also have received a letter from the proponent dated January 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
JAN 28 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 15, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 29, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Allegheny Energy's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 13, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Allegheny Energy, Inc. (AYE)
Rule 14a-8 Proposal by John Chevedden
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the company December 29, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give ***holders of 10%*** of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of John Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. The governing documents of our company should not have text that makes a shareholder right to call a special meeting moot or only remotely possible through tedious technical hurdles, exclusion provisions and/or overriding powers vested in our board.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The company noted that the proposal included "two essential elements" on page 3, line 3. And one of these "essential elements" is 10%.

The company introduces the standard of addressing "each element of a stockholder proposal" (page 4, line 9). The above 2009 rule 14a-8 proposal specifically calls for "holders of 10% of our outstanding common stock" to have the right to call a special meeting. Thus the company action does not address a key element of the 2009 rule 14a-8 proposal according to the company standard.

Each of the purported company precedents addressed rule 14a-8 proposals that allowed for 25% of shareholders to call a special meeting.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in its ostensible right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (352 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 352 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Daniel Dunlap <ddunlap@alleghenyenergy.com>

Allegheny Energy

Daniel M. Dunlap, Senior Attorney and Assistant Secretary
Direct Dial: (724) 838-6188
Fax: (724) 838-6177
Email: ddunlap@alleghenyenergy.com

800 Cabin Hill Drive
Greensburg, PA 15601

December 29, 2008

Via Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by Mr. John Chevedden (the "***Proponent***"), originally received electronically on November 5, 2008 with a subsequent modification submitted by the Proponent and received electronically on November 22, 2008, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "***2009 Meeting***"). For the reasons set forth below, the Company intends to exclude the Proposal and the Supporting Statement pursuant to Rule 14a-8(i)(10). Therefore, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Supporting Statement from the Proxy Materials for the 2009 Meeting.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing the following:

A. This letter; and

B. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit A.

This request will be submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent via electronic mail simultaneously to the Proponent.

I would appreciate receiving a return email confirming receipt of this no-action request.

I understand that the Staff has confirmed that Rule 14a-8(k) requires proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if he elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

Discussion

The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proposal requests that the Company's Board of Directors (the "***Board***") amend the Company's bylaws and each governing document to give the stockholders of 10% (or the lowest percentage allowed by law above 10%) of the Company's outstanding common stock, the power to call special shareowner meetings. The Proposal further provides that any such changes adopted by the Company should not include any exceptions or exclusions applicable "only to shareowners but not to management and/or the board." As described in greater detail below, the Board amended Article II, Section 3 (Special Meetings) of the Company's bylaws on December 6, 2007 and again on December 4, 2008 (collectively, the "***Bylaw Amendments***") allowing its stockholders the right to call a special meeting and removing certain exceptions or exclusions. Accordingly, the Company believes that the Bylaw Amendments substantially implement the Proposal.

I. ***The proper standard articulated by the Commission and the Staff is whether a proposal is substantially implemented, not fully effected.***

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the [S]taff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. Exchange Act Release No. 34-20091, at §II.E.5. (Aug. 16, 1983) (the "***1983 Release***").

The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by an issuer to meet the requirements of Rule 14a-8(i)(10), so long as it is substantially implemented. The 1998 amendments to the proxy rules, which implemented current Rule 14a-8(i)(10), reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected."

II. *The Bylaw Amendments permit stockholders to call special meetings.*

A. The essential objectives of the Proposal have been achieved.

The Proposal includes two essential objectives. First, that the Board amend the Company's bylaws and each governing document to give the stockholders of 10% (or the lowest percentage allowed by law above 10%) of the Company's outstanding common stock, the power to call special shareowner meetings. And second, that any such changes adopted by the Company should not include any exceptions or exclusions applicable "only to shareowners but not to management and/or the board." The Proposal can be excluded because, as described in greater detail below, the Company has favorably acted upon each of the two essential objectives of the Proposal.

B. The Bylaw Amendments.

The Bylaw Amendments were undertaken by the Company in the following manner:

1. Bylaw Amendment – December 6, 2007

On December 6, 2007, the Board adopted an amendment to Article II, Section 3 (Special Meetings) of the Company's bylaws allowing its stockholders the power to call special shareowner meetings. Specifically, the following amendment was adopted:

"Section 3. Special Meetings.

(a) General. The Chairman of the Board or the Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the Secretary of the Corporation upon the written request of stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at such meeting."

This amendment was made public and filed with the Commission by the Company in its Current Report on Form 8-K filed on December 12, 2007.

2. Bylaw Amendment – December 4, 2008

The Proposal requests that any changes adopted by the Company allowing its stockholders the power to call special shareowner meetings not include any exceptions or exclusions applicable "only to shareowners but not to management and/or the board." The Supporting Statement further explains the Proponent's concern that the Company's governing documents not contain any "tedious technical hurdles, exclusion provisions and/or overriding powers vested in our board" to render "a shareholder right to call a special meeting moot or only remotely possible." As the Staff may be aware, the Company received a proposal from David A. Peterson for its 2008 annual meeting of stockholders requesting that the Company allow its stockholders the power to call a special meeting. *Allegheny Energy, Inc.* (February 19, 2008). Mr. Chevedden was designated as a proxy for Mr. Peterson and submitted certain correspondence electronically (dated January 3, 2008 and January 17, 2008) (the "***Chevedden Correspondence***"), copies of which are attached hereto as Exhibit B. The Chevedden Correspondence contained assertions that the Company's bylaw provision related to special meetings did not permit "FedEx overnight delivery and electronic delivery," required "excessively expensive and tedious means..." and that the "1475 - word bylaw sub-section" was "vague and bobby-trapped..." The Chevedden Correspondence more specially outlined the same assertions contained within the Proposal and Supporting Statement described above and was received by the Company subsequent to the Board action described above. On December 4, 2008, the Board adopted another amendment to Article II, Section 3 (Special Meetings) of the Company's bylaws to streamline the special meeting bylaw provision and address the related assertions contained within the Proposal, the Supporting Statement and the Chevedden Correspondence. Attached hereto as Exhibit C is a blacklined copy of the Company's bylaws reflecting the changes adopted by the Board on December 4, 2008. This amendment was made public and filed with the Commission by the Company in its Current Report on Form 8-K filed on December 10, 2008.

C. The Bylaw Amendments substantially implement the Proposal.

When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996); and *Nordstrom, Inc.* (February 8, 1995). Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

As the Staff is aware, most state corporation statutes allow stockholders to call a special meeting when they want to take action on certain matters that arise between regularly scheduled annual meetings. Generally, this right applies only if a stockholder, or group of stockholders, own a specified percentage of outstanding stock. The Company is incorporated in Maryland and the Maryland General Corporation Law (the "MGCL") generally requires a company's secretary to call a special meeting upon the "written request of stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at the meeting." See MGCL Section 2-502(b). The Bylaw Amendments reflects the Board's conclusion, based on the exercise of its discretion and the application of its business judgment, that the best means to implement the right of stockholders to call a special meeting of stockholders is to follow the provision of MGCL Section 2-502(b) and permit "stockholders entitled to cast at least 25 percent of all the votes entitled to be cast" the power to call a special meeting of stockholders and that certain other procedural requirements regarding the ability of a stockholder to call a special meeting be revised to take into account the assertions contained within the Proposal, the Supporting Statement and the Chevedden Correspondence. In making this determination, the Board took into account the potential significant additional expense and inevitable distraction of management from the Company's business resulting from the calling of a special meeting of stockholders, and weighed these considerations against the merits of providing stockholders the ability to exercise their franchise other than at the annual meeting. The Board believed that even though the MGCL allowed the Company to opt out of MGCL Section 2-502(b) to allow stockholders entitled to cast a lesser percentage of all votes entitled to be cast at the meeting to call a special meeting of stockholders, requests to call a special meeting should be honored when the requests address significant issues important to a meaningful portion of the stockholder base and that the amendment adopted by the Board on December 6, 2007 adequately addressed this issue. The Board took note that although the Board is subject to exercise its fiduciary duty to act in the best interests of the Company and all of its stockholders when it calls a special meeting of stockholders, stockholders are able to act solely in their own interests. The Board considered the procedural requirements regarding the ability of a stockholder to call a special meeting and took into account the assertions contained within the Proposal, the Supporting Statement and the Chevedden Correspondence. The Board believed that the amendments adopted on December 4, 2008 adequately addressed these concerns when balanced with the other provisions of MGCL 2-502.

The Staff has granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised discretion in determining how to implement the subject matter of a stockholder proposal. *See, e.g., The Boeing Co.* (March 15, 2006); *Borders Group, Inc.* (March 9, 2006); *Bristol-Myers Squibb Co.* (March 9, 2006); *Electronic Data Systems Corp.* (March 9, 2006); *The Home Depot, Inc.* (March 9, 2006); and *Honeywell International, Inc.* (March 8, 2006) (each permitting exclusion of a stockholder proposal asking the board to redeem poison pills not submitted to a stockholder vote, through a charter or bylaw amendment "if practicable," where the board determined that the best means to implement the proposal was by adopting a policy rather than amending the charter or bylaws).

As reflected in the Bylaw Amendments, the Board has implemented the Proposal with a threshold consistent with the MGCL, a modification which the Staff has found, in other situations in which proposals for special meetings have been considered, to be consistent with substantial implementation. Prior Staff no-action letters on similar proposals fall within several general groups. Some of the no-action letters involved situations where the proponent requested a particular percentage threshold to call a special meeting, and the registrant adopted the same threshold. *See, e.g., SED International Holdings, Inc.* (October 25, 2007) (allowing the company to exclude a proposal pursuant to Rule 14a-8(i)(10) that requested the company to amend its bylaws so that holders of 25% of the votes entitled to be cast on any issue proposed to be considered at the special meeting could call a special meeting since the company had already amended its bylaws as requested by the proposal). In others, the proponent requested a range of percentages or requested a "reasonable" percentage, and the registrant selected a percentage from either the range or established a percentage that it determined was reasonable. *See also*, e.g., *Chevron Corp.* (February 19, 2008) and *Citigroup Inc.* (February 12, 2008) (each permitting the exclusion of a stockholder proposal asking the board to amend the bylaws and such other appropriate governing documents to give holders of 10% - 25% of outstanding common stock the power to call a special stockholder's meeting, and expressly favoring 10% as the threshold, where the board determined the best means to implement the proposal was by adopting an amendment to the bylaws giving holders of 25% of the outstanding common stock the ability to call a special meeting). The third, and perhaps most relevant no-action letters, relate to instances where the Staff has allowed companies to rely on Rule 14a-8(i)(10) to exclude a proposal requesting that the board implement a bylaw providing "no restriction" on the right of stockholders to call a special meeting, where the board adopted a bylaw permitting stockholders holding 25% of the outstanding voting stock to call a special meeting. For example, last year the Staff permitted the Company to exclude a similar proposal that requested its board to amend its bylaws and any other appropriate governing document "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting" since the Company had already amended its bylaws allowing stockholders entitled to cast at least 25% of all votes entitled to be cast at a meeting to call a special meeting. *Allegheny Energy, Inc.* (February 19, 2008). Similarly, the Staff allowed a company to exclude a proposal requesting its board to amend its bylaws in "order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting," where the company had already adopted an amendment to its bylaws empowering the holders of at least 25% of the shares of the company's outstanding stock to call a special meeting. *Borders Group, Inc.* (March 11, 2008).

In the instant matter, the Bylaw Amendments similarly implement the two essential objectives of the Proposal by allowing the holders of a percentage of the Company's outstanding stock that is consistent with the MGCL to call a special meeting and by removing certain restrictions on the ability of stockholders to call a special meeting. For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal and the Supporting Statement may be omitted from the Proxy Materials for the 2009 Meeting.

Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2009 Meeting. If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: John Chevedden (via electronic mail: ***FISMA & OMB Memorandum M-07-16***

[AYE: Rule 14a-8 Proposal, November 5, 2008, Modified November 22, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of John Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. The governing documents of our company should not have text that makes a shareholder right to call a special meeting moot or only remotely possible through tedious technical hurdles, exclusion provisions and/or overriding powers vested in our board.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- Our directors also served on boards rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, and yet held positions of greater responsibility at our company:
  - Cyrus Freidheim — Sun-Times Media (SVN) – chaired our nomination committee
  - Furlong Baldwin — W.R. Grace (GRA) – chaired our executive pay committee
- Post retirement-age directors chaired our key nomination and executive pay committees (succession planning concern):
  - Cyrus Freidheim
  - Furlong Baldwin
- Yet five of our directors served on no other significant corporate boards – Experience concern.
- Three directors had 16 to 22 years director tenure (independence concern) and also held 5 seats on our key board committees (audit, nomination and executive pay):
  - Gunnar Sarsten
  - Eleanor Baum
  - Steven Rice
- Furthermore long-tenured directors (independence concern) Eleanor Baum and Steven Rice made up 50% of our 4-member key Audit Committee.
- Julia Johnson, another member of our audit committee was designated an "Accelerated Vesting" director by The Corporate Library. This was due to her involvement with speeding up stock option vesting to avoid recognizing the related cost.
- Julia Johnson also served on our nomination committee.
- We had no shareholder right to:

An independent Board Chairman.
Advisory vote on executive pay.
Shareholder right to act by written consent.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
David Peterson

Ladies and Gentlemen:

The company December 21, 2007 no action request is at least inadequate in not allowing current means of communication such as FedEx overnight delivery and electronic delivery. This applies both to the shareholder notices to the company of requests for special meetings and to the mailing of the notices of special meetings to all shareholders. The company appears to have required an excessively expensive and tedious means to call a special meeting.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David Peterson

Daniel Dunlap <ddunlap@alleghenyenergy.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 17, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
David Peterson

Ladies and Gentlemen:

The company December 21, 2007 no action request presents a 1475-word bylaw sub-section that is vague or bobby-trapped to prevent Stockholder Requested Special Meetings. This 1475-word bylaw sub-section may be the longest such bylaw sub-section section on record concerning Stockholder Requested Special Meetings.

According to Section 3(b)(4)
In scheduling a Stockholder Requested Special Meeting, the President, Chief Executive Officer or Board of Directors may consider such factors as:

1) The facts and circumstances surrounding any request for the meeting.
2) The nature of the matters to be considered.
3) Any plan of the Board of Directors to call an annual meeting or a special meeting.

According to the vague wording of this bylaw sub-section it appears that if either the President, Chief Executive Officer or Board of Directors are uncomfortable with any of these items then there is no Stockholder Requested Special Meeting or the Stockholder Requested Meeting is superceded by another meeting at no particular date.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 3, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David Peterson

Daniel Dunlap <ddunlap@alleghenyenergy.com>

Section 3. Special Meetings.

(a) General. The Chairman of the Board or the Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the Secretary of the Corporation upon the written request (in a manner by which the sender receives proof of delivery) of stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings.

(1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice (in a manner by which the sender receives proof of delivery) to the Secretary (the "Record Date Request Notice")~~ by registered mail, return receipt requested~~, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in writing), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved)~~,~~ or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").~~ Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the Secretary.~~

(2) In order for any stockholder to request a special meeting, ~~one or more~~a written ~~requests~~request (in a manner by which the sender receives proof of delivery) for a special meeting signed by stockholders of record (or their agents duly authorized in writing) as of the Request Record Date entitled to cast at least 25 percent (the "Special Meeting Percentage") of all of the votes entitled to be cast at such meeting (the "Special Meeting Request") shall be delivered to the Secretary within 60 days after the Request Record Date. In addition, the Special Meeting Request shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the Secretary), shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, shall set forth the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), the class, series and number of all shares of stock of the Corporation which are owned of record or beneficially by each such stockholder, and the nominee holder for, and number of, shares owned by such stockholder beneficially but not of

record, shall be sent to the Secretary by registered mail, return receipt requested, and shall be received by the Secretary within 60 days after the Request Record Date. Any requesting stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation's proxy materials). The Secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the Secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting. Unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of stockholders held in the preceding 12 months.(4) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the Chairman of the Board or Board of Directors, whoever has called the meeting. In the case of any special meeting called by the Secretary upon the request of stockholders (a "Stockholder Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the Secretary (the "Delivery Date"), a date and time for a Stockholder Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the President, Chief Executive Officer or Board of Directors may consider such factors as he, she or it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. Any special meeting called by the Secretary upon the request of stockholders shall be held at such place, date and time as may be designated by the Board of Directors.

(54) If written revocations of requests for the special meeting have been delivered to the Secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the Secretary, the Secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the Secretary first sends to all requesting

stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the Secretary's intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

~~(6) The Chairman of the Board of Directors, the President or the Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the Secretary until the earlier of (i) five Business Days after receipt by the Secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the Secretary represent at least a majority of the issued and outstanding shares of stock that would be entitled to vote at such meeting. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).~~

~~(7) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Maryland are authorized or obligated by law or executive order to close.~~

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